Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor Energy to release fourth quarter 2022 financial results

Calgary, Alberta (February 7, 2023) – Suncor will release its fourth quarter financial results on February 14, 2023 before 8:00 p.m. MT (10:00 p.m. ET).

A webcast to review the fourth quarter will be held on February 15, 2023 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Kris Smith, Interim President and Chief Executive Officer and Alister Cowan, Chief Financial Officer. A question and answer period with analysts will follow brief remarks from management. Troy Little, Vice President, Investor Relations will host the call.

To listen to the webcast, please join here.

If you are an analyst and would like to participate in the Q&A period, please register here.

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands  development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the United States and the company’s Petro-Canada retail and wholesale distribution networks,including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter.

Investor inquiries:	Media inquiries:
1-800-558-9071	1-833-296-4570
invest@suncor.com	media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com